File No. 812-16026

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

In the Matter of the Application of:

HARRISON STREET PRIVATE WEALTH LLC

HARRISON STREET REAL ASSETS FUND LLC

HARRISON STREET REAL ESTATE FUND LLC

HARRISON STREET INFRASTRUCTURE INCOME FUND

BASALT INFRASTRUCTURE PARTNERS LLC

BASALT INFRASTRUCTURE PARTNERS V GP LTD

BASALT INFRASTRUCTURE PARTNERS LLP

BASALT INFRASTRUCTURE PARTNERS V A L.P.

BASALT INFRASTRUCTURE PARTNERS V B L.P.

BASALT INFRASTRUCTURE PARTNERS V C L.P.

BASALT INFRASTRUCTURE PARTNERS V D L.P.

HARRISON STREET ADVISORS, LLC

HARRISON STREET ADVISORS CANADA INC.

HARRISON STREET CORE PROPERTY FUND, L.P.

HARRISON STREET CORE PROPERTY FUND A, L.P.

HARRISON STREET CORE PROPERTY FUND C, L.P.

HARRISON STREET CORE PROPERTY FUND D, L.P.

HARRISON STREET CORE PROPERTY FUND E, L.P.

HARRISON STREET CORE PROPERTY FUND F, L.P.

HARRISON STREET CORE PROPERTY FUND B S.C.S., SICAV-RAIF

HARRISON STREET INFRASTRUCTURE FUND, L.P.

HARRISON STREET INFRASTRUCTURE FUND A, L.P.

HARRISON STREET INFRASTRUCTURE FUND B, L.P.

HARRISON STREET INFRASTRUCTURE FUND T, L.P.

HARRISON STREET SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT IA, L.P.

HS RENEWABLE ENERGY CO-INVESTMENT I, L.P.

HARRISON STREET REAL ESTATE PARTNERS X, L.P.

HSREP X CO-INVESTMENT, L.P.

HSREP IX F3, L.P.

HSREP IX CO-INVESTMENT 4, L.P.

HARRISON STREET CMA BEST IDEAS, L.P.

HSREP X F2, L.P.

HSREP X CO-INVESTMENT 2, L.P.

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE TRUST

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE FUND L.P.

HSCAREF CO-INVESTMENT I, LP

HSCAREF CO-INVESTMENT II, LP

HARRISON STREET EUROPEAN PROPERTY PARTNERS IV, SLP RAIF

HARRISON STREET EUROPEAN CORE FUND SCSP SICAV-RAIF

HS DIGITAL II, L.P.

HS DIGITAL II F1, L.P.

HSREP IX CO-INVESTMENT 3-A, L.P.

HARRISON STREET DATA CENTER A, L.P.

HARRISON STREET US SA V CORE SUB, L.P.

HARRISON STREET US SA V OPP FUND SUB, L.P.

HARRISON STREET US SA V SEPARATE ACCOUNT SUB, L.P.

HARRISON STREET US SA VIII, L.P.

HARRISON STREET US SA IX, L.P.

HARRISON STREET US SA II, L.P.

HARRISON STREET US SA IV, L.P.

HSRE SMA I, SLP

HSRE SMA II, SLP

HSRE OM CORE FUND CO-INVESTMENT I, L.P.

HSRE OM CORE FUND CO-INVESTMENT II L.P.

ROCKWOOD CAPITAL, LLC

ROCKWOOD CAPITAL REAL ESTATE PARTNERS FUND XII, L.P.

ROCKWOOD CAPITAL NON-U.S. REAL ESTATE PARTNERS FUND XII, L.P.

ROCKWOOD RESIDENTIAL CREDIT PARTNERS, L.P.

ROCKWOOD MULTIFAMILY PARTNERS, L.P.

_____________________________________

5050 S. Syracuse Street
Denver, Colorado 80237
(877) 200-1878

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices, and Orders to:

William R. Fuhs, Jr.
c/o Harrison Street Private Wealth LLC
5050 S. Syracuse Street
Denver, Colorado 80237
bfuhs@harrisonstpw.com

_____________________________________

Copy to:

Kenneth Burdon, Esq.
Simpson Thacher & Bartlett LLP
855 Boylston Street
Boston, MA 02116
Kenneth.Burdon@stblaw.com

Jacqueline Edwards, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Jacqueline.Edwards@stblaw.com

As filed with the Securities and Exchange Commission on August 24, 2026.

United states of America
before the
securities and exchange commission
washington, d.c. 20549

In the Matter of:

HARRISON STREET PRIVATE WEALTH LLC

HARRISON STREET REAL ASSETS FUND LLC

HARRISON STREET REAL ESTATE FUND LLC

HARRISON STREET INFRASTRUCTURE INCOME FUND

BASALT INFRASTRUCTURE PARTNERS LLC

BASALT INFRASTRUCTURE PARTNERS V GP LTD

BASALT INFRASTRUCTURE PARTNERS LLP

BASALT INFRASTRUCTURE PARTNERS V A L.P.

BASALT INFRASTRUCTURE PARTNERS V B L.P.

BASALT INFRASTRUCTURE PARTNERS V C L.P.

BASALT INFRASTRUCTURE PARTNERS V D L.P.

HARRISON STREET ADVISORS, LLC

HARRISON STREET ADVISORS CANADA INC.

HARRISON STREET CORE PROPERTY FUND, L.P.

HARRISON STREET CORE PROPERTY FUND A, L.P.

HARRISON STREET CORE PROPERTY FUND C, L.P.

HARRISON STREET CORE PROPERTY FUND D, L.P.

HARRISON STREET CORE PROPERTY FUND E, L.P.

HARRISON STREET CORE PROPERTY FUND F, L.P.

HARRISON STREET CORE PROPERTY FUND B S.C.S., SICAV-RAIF

HARRISON STREET INFRASTRUCTURE FUND, L.P.

HARRISON STREET INFRASTRUCTURE FUND A, L.P.

HARRISON STREET INFRASTRUCTURE FUND B, L.P.

HARRISON STREET INFRASTRUCTURE FUND T, L.P.

HARRISON STREET SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT IA, L.P.

HS RENEWABLE ENERGY CO-INVESTMENT I, L.P.

HARRISON STREET REAL ESTATE PARTNERS X, L.P.

) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

HSREP X CO-INVESTMENT, L.P.

HSREP IX F3, L.P.

HSREP IX CO-INVESTMENT 4, L.P.

HARRISON STREET CMA BEST IDEAS, L.P.

HSREP X F2, L.P.

HSREP X CO-INVESTMENT 2, L.P.

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE TRUST

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE FUND L.P.

HSCAREF CO-INVESTMENT I, LP

HSCAREF CO-INVESTMENT II, LP

HARRISON STREET EUROPEAN PROPERTY PARTNERS IV, SLP RAIF

HARRISON STREET EUROPEAN CORE FUND SCSP SICAV-RAIF

HS DIGITAL II, L.P.

HS DIGITAL II F1, L.P.

HSREP IX CO-INVESTMENT 3-A, L.P.

HARRISON STREET DATA CENTER A, L.P.

HARRISON STREET US SA V CORE SUB, L.P.

HARRISON STREET US SA V OPP FUND SUB, L.P.

HARRISON STREET US SA V SEPARATE ACCOUNT SUB, L.P.

HARRISON STREET US SA VIII, L.P.

HARRISON STREET US SA IX, L.P.

HARRISON STREET US SA II, L.P.

HARRISON STREET US SA IV, L.P.

HSRE SMA I, SLP

HSRE SMA II, SLP

HSRE OM CORE FUND CO-INVESTMENT I, L.P.

HSRE OM CORE FUND CO-INVESTMENT II L.P.

ROCKWOOD CAPITAL, LLC

ROCKWOOD CAPITAL REAL ESTATE PARTNERS FUND XII, L.P.

ROCKWOOD CAPITAL NON-U.S. REAL ESTATE PARTNERS FUND XII, L.P.

ROCKWOOD RESIDENTIAL CREDIT PARTNERS, L.P.

ROCKWOOD MULTIFAMILY PARTNERS, L.P.

5050 S. Syracuse Street
Denver, Colorado 80327

File No. 812-16026

I.	summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-l, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l thereunder.

•	Harrison Street Infrastructure Income Fund, an externally-managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act (the “Infrastructure Income Fund”);
•	Harrison Street Real Assets Fund LLC, an externally-managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act (the “Real Assets Fund”);
•	Harrison Street Real Estate Fund LLC, an externally-managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act (the “Real Estate Fund” and together with the Infrastructure Income Fund and the Real Assets Fund, the “Existing Regulated Funds”);
•	Harrison Street Private Wealth LLC, a Delaware limited liability company that has registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as the investment adviser to each Existing Regulated Fund (“HSPW”), on behalf of itself and its successors;[2]
•	Basalt Infrastructure Partners LLP (“Basalt”), a United Kingdom limited liability partnership that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to the entities listed on Schedule A hereto under the heading “BIP Existing Affiliated Funds” (the “BIP Existing Affiliated Funds”), on behalf of itself and its successors;
•	Basalt Infrastructure Partners LLC (“Basalt Sub-Adviser” and collectively with Basalt, the “Basalt Entities”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment sub-adviser to the BIP Existing Affiliated Funds, on behalf of itself and its successors;
•	Harrison Street Advisors, LLC (“Harrison Street”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to the entities listed on Schedule A hereto under the heading “HS Existing Affiliated Funds” (the “HS Existing Affiliated Funds”), on behalf of itself and its successors;
•	Harrison Street Advisors Canada Inc. (“Harrison Street Canada”, and together with Harrison Street, the “Harrison Street Entities”), an Ontario corporation, a “relying adviser” under the Advisers Act through a single registration with Harrison Street and the investment adviser to one of the HS Existing Affiliated Funds, on behalf of itself and its successors;
•	Rockwood Capital, LLC (“Rockwood”, and collectively with HSPW, the Basalt Entities and Harrison Street Entities, the “Existing Advisers”), a Delaware limited liability company that has registered as an investment adviser under the Advisers Act and serves as the investment adviser to the entities listed on Schedule A hereto under the heading “RW Existing Affiliated Funds” (the “RW Existing Affiliated Funds”, collectively with the BIP Existing Affiliated Funds and the HS Existing Affiliated Funds, the “Existing Affiliated Funds”), on behalf of itself and its successors;

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	The Existing Affiliated Funds listed on Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an “investment company” but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act;
•	The Affiliated Entity[3] listed on Schedule B hereto (the “Existing Affiliated Entity”).

The Existing Regulated Funds, the Existing Affiliated Funds, the Existing Affiliated Entity and the Existing Advisers are the “Applicants”.4

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

3 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	general description of the applicants

A.	The Existing Regulated Funds

The Real Assets Fund

The Real Assets Fund was organized as a Delaware limited liability company on September 26, 2016. The Real Assets Fund is an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act and is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Real Assets Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Real Assets Fund’s principal place of business is 5050 S. Syracuse Street, Denver, Colorado 80237.

The Real Assets Fund’s investment objective is to achieve long-term total returns adjusted for the effects of inflation through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets.

The Real Estate Fund

The Real Estate Fund was organized as a Delaware limited liability company on March 10, 2011. The Real Estate Fund is an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act and is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Real Estate Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Real Estate Fund’s principal place of business is 5050 S. Syracuse Street, Denver, Colorado 80237.

The Real Estate Fund’s primary investment objective is to seek consistent current income, while its secondary objectives are capital preservation and long-term capital appreciation.

The Infrastructure Income Fund

The Infrastructure Income Fund was organized as a Massachusetts business trust on May 11, 2020. The Infrastructure Income Fund is an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act and is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Infrastructure Income Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Infrastructure Income Fund’s principal place of business is 5050 S. Syracuse Street, Denver, Colorado 80237.

The Infrastructure Income Fund’s primary investment objective is to seek consistent current income, and its secondary objective is capital preservation.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its board of directors (together with any Future Regulated Fund’s board of directors, the “Board”). The Board of each of the Existing Regulated Funds consists of six members, five of whom are not “interested persons” of the Existing Regulated Funds within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	The Existing Affiliated Funds

Each of the Existing Affiliated Funds is an externally managed investment fund whose investment adviser is an Existing Adviser and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A list of each Existing Affiliated Fund advised by each Existing Adviser is included on Schedule A hereto.

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	The Existing Affiliated Entity

Basalt Infrastructure Partners V GP Ltd is a Guernsey limited liability company and the general partner of the BIP Existing Affiliated Funds.

D.	The Existing Advisers

The Existing Advisers are each a direct or indirect subsidiary of Harrison Street Asset Management ULC (“HSAM”), a Canadian unlimited company. HSAM currently owns directly or indirectly a majority of each Existing Adviser. The Existing Advisers serve as the investment adviser of the Existing Regulated Funds and the investment adviser and/or general partner to each of the Existing Affiliated Funds, and either they or another Adviser will serve as the investment adviser or sub-adviser to any Future Regulated Fund. HSAM, however, is a holding company and is not an investment adviser and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, HSAM will not be the source of any potential Co-Investment Transactions under the requested Order. As a result, HSAM has not been included as an Applicant.

HSPW

HSPW serves as the investment adviser of each Existing Regulated Fund pursuant to investment advisory agreements. HSPW was formed as a Delaware limited liability company on March 16, 2007, and is an investment adviser registered with the Commission under the Advisers Act. HSAM indirectly owns and controls a majority of the outstanding securities of HSPW. Either HSPW or another Adviser will serve as the investment adviser to any Future Regulated Fund.

Basalt Entities

Basalt serves as the investment adviser to the Existing Affiliated Entity in respect of each of the BIP Existing Affiliated Funds pursuant to investment advisory agreements. Basalt was formed as a United Kingdom limited liability partnership on April 15, 2011, and is an investment adviser registered with the Commission under the Advisers Act. Basalt is also authorized and regulated by the UK Financial Conduct Authority. HSAM indirectly owns and controls a majority of the outstanding partnership interests of Basalt.

Basalt Sub-Adviser is engaged by Basalt through a sub-advisory agreement to provide investment sub-advisory services to each BIP Existing Affiliated Fund regarding U.S. and Canadian infrastructure investments. Basalt Sub-Adviser was formed as a Delaware limited liability company on December 15, 2011, and is an investment adviser registered with the Commission under the Advisers Act. Basalt Sub-Adviser is wholly owned by Basalt.

Harrison Street Entities

Harrison Street serves as the investment adviser of each of the HS Existing Affiliated Funds pursuant to investment advisory agreements. Harrison Street was formed as a Delaware limited liability company on May 11, 2011, and is an investment adviser registered with the Commission under the Advisers Act. HSAM indirectly owns and controls a majority of the outstanding securities of Harrison Street.

Harrison Street Canada serves as an investment adviser to Harrison Street Canada Alternative Real Estate Fund, L.P. pursuant to an investment advisory agreement. Harrison Street Canada was formed as an Ontario corporation on May 18, 2021. Harrison Street Canada is a wholly owned subsidiary of Harrison Street.

Rockwood

Rockwood serves as the investment adviser of each of the RW Existing Affiliated Funds pursuant to investment advisory agreements. Rockwood was formed as a Delaware limited liability company in March of 2006 and is an investment adviser registered with the Commission under the Advisers Act. HSAM indirectly owns and controls a majority of the outstanding securities of Rockwood.

III.	order requested

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund, or a business development company, respectively,

10 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking. . . .”

including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Basalt, Harrison Street, HSPW and Rockwood are each directly or indirectly majority-owned by HSAM, Harrison Street Canada is wholly owned by Harrison Street, and Basalt Sub-Adviser is wholly owned by Basalt; therefore, each of the Existing Advisers are affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections l 7(d) and 57(b). In addition, any entities or accounts controlled by or under common control with any Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.	Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[11]

2.	Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,[12] of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,[13] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

11 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

12 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.

13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.	Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[14]

4.	No Remuneration. Any transaction fee[15] (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.	Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[16]

6.	Dispositions.

(a)	Prior to any Disposition[17] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)	Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[18]

14 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

16 The Affiliated Entities may adopt shared Co-Investment Policies.

17 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

18 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.	Board Oversight.

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.	Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[19]

19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9.	In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	statement in support of relief requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	precedents

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

20 See, e.g., Kennedy Lewis Capital Company, et al. (File No. 812-15947), Release No. IC-36253 (July 15, 2026) (notice), Release No. IC-36296 (August 13, 2026) (order); Herzfeld Credit Income Fund, et al. (File No. 812-15952), Release No. IC-36256 (July 17, 2026) (notice), Release No. IC-36293 (August 12, 2026) (order); Cliffwater Corporate Lending Fund, et al. (File No. 812-15973), Release No. IC-36251 (July 14, 2026) (notice), Release No. IC-36292 (August 11, 2026) (order); Dawson Private Markets Evergreen Fund, et al. (File No. 812-15974), Release No. IC-36244 (July 9, 2026) (notice), Release No. IC-36284 (August 4, 2026) (order); Diameter Credit Company, et al. (File No. 812-15894), Release No. IC-36216 (June 22, 2026) (notice), Release No. IC-36260 (July 21, 2026) (order); Bluerock Private Real Estate Fund, et al. (File No. 812-15805), Release No. IC-36210 (June 10, 2026) (notice), Release No. IC-36242 (July 7, 2026) (order); Privacore PCAAM Alternative Growth Fund, et al. (File No. 812-15786), Release No. IC-36204 (June 3, 2026) (notice), Release No. IC-36233 (June 30, 2026) (order); CIFC Direct Lending Evergreen Fund, et al. (File No. 812-15961), Release No. IC-36202 (June 3, 2026) (notice), Release No. IC-36229 (June 30, 2026) (order), Lord Abbett Private Credit Fund, et al. (File No. 812-15816), Release No. IC-36071 (March 25, 2026) (notice), Release No. IC-36226 (June 25, 2026) (order), LibreMax Asset-Backed Income Fund, et al. (File No. 812-15928), Release No. IC-36191 (May 28, 2026) (notice), Release No. IC-36218 (June 23, 2026) (order), Keystone Private Income Fund, et al. (File No. 812-15960), Release No. IC-36162 (May 20, 2026) (notice), Release No. IC-36213 (June 16, 2026) (order), KKR Real Estate Select Trust Inc., et al. (File No. 812-15834), Release No. IC-36154 (May 14, 2026) (notice), Release No. IC-36211 (June 11, 2026) (order), GoldenTree Opportunistic Credit Fund, et al. (File No. 812-15904), Release No. IC-36149 (May 12, 2026) (notice), Release No. IC-36209 (June 9, 2026) (order), Third Point Private Capital Partners, et al. (File No. 812-15583), Release No. IC-36135 (April 29, 2026) (notice), Release No. IC-36192 (May 28, 2026) (order), Monachil Credit Income Fund, et al. (File No. 812-15951), Release No. IC-36132 (April 29, 2026) (notice), Release No. IC-36190 (May 27, 2026) (order).

VI.	procedural matters

A.	Communications

Please address all communications concerning this Application, the Notice, and the Order to:

Timothy J. Fete, Jr.
c/o Harrison Street Private Wealth LLC
5050 S. Syracuse Street
Denver, Colorado 80237

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kenneth Burdon, Esq.

Simpson Thacher & Bartlett LLP
855 Boylston Street
Boston, MA 02116

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below at Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 24th day of August, 2026.

HARRISON STREET PRIVATE WEALTH LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President

HARRISON STREET REAL ASSETS FUND LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President

HARRISON STREET REAL ESTATE FUND LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President

HARRISON STREET INFRASTRUCTURE INCOME FUND

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President

Signature Page to Application for Co-Investment Relief

BASALT INFRASTRUCTURE PARTNERS LLC

By:	/s/ David Greenblatt

Name:	David Greenblatt
Title:	Managing Partner

Signature Page to Application for Co-Investment Relief

BASALT INFRASTRUCTURE PARTNERS V GP LTD, acting as general partner to and on behalf of each of:

BASALT INFRASTRUCTURE PARTNERS V A L.P. BASALT INFRASTRUCTURE PARTNERS V B L.P. BASALT INFRASTRUCTURE PARTNERS V C L.P. AND BASALT INFRASTRUCTURE PARTNERS V D L.P.
By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director

Signature Page to Application for Co-Investment Relief

BASALT INFRASTRUCTURE PARTNERS V GP LTD

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director

Signature Page to Application for Co-Investment Relief

BASALT INFRASTRUCTURE PARTNERS LLP

By:	/s/ John Hanna

Name:	John Hanna
Title:	Partner

Signature Page to Application for Co-Investment Relief

HARRISON STREET CORE PROPERTY FUND, L.P.

HARRISON STREET CORE PROPERTY FUND A, L.P.

HARRISON STREET CORE PROPERTY FUND C, L.P.

HARRISON STREET CORE PROPERTY FUND D, L.P.

HARRISON STREET CORE PROPERTY FUND E, L.P.

HARRISON STREET CORE PROPERTY FUND F, L.P.

HARRISON STREET CORE PROPERTY FUND B

S.C.S., SICAV-RAIF

HSRE OM CORE FUND CO-INVESTMENT I, L.P.

HSRE OM CORE FUND CO-INVESTMENT II L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET INFRASTRUCTURE FUND, L.P.

HARRISON STREET INFRASTRUCTURE FUND A, L.P.

HARRISON STREET INFRASTRUCTURE FUND B, L.P.

HARRISON STREET INFRASTRUCTURE FUND T, L.P.

HARRISON STREET SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT I, L.P.

HS CH SIF CO-INVESTMENT IA, L.P.

HS RENEWABLE ENERGY CO-INVESTMENT I, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET REAL ESTATE PARTNERS X, L.P. HSREP X F2, L.P.

By: HSRE GP X, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HSREP X CO-INVESTMENT, L.P.

By: HSRE GP X Co-Investment, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

Signature Page to Application for Co-Investment Relief

HSREP IX F3, L.P.

By: HSRE GP IX, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HSREP IX CO-INVESTMENT 4, L.P.

By: HSRE GP IX Co-Investment 4, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET CMA BEST IDEAS, L.P.

By: HSRE CMA Best Ideas GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HSREP X CO-INVESTMENT 2, L.P.

By: HSRE GP X Co-Investment 2, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE TRUST

By: Harrison Street Advisors Canada Inc., its Manager

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE FUND L.P. HSCAREF CO-INVESTMENT I, LP

By: HS Canada Alternative Cayman GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

Signature Page to Application for Co-Investment Relief

HSCAREF CO-INVESTMENT II, LP

By: HSCAREF Co-Investment II GP Inc., its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET EUROPEAN PROPERTY PARTNERS IV, SLP RAIF

By: HSRE European Property GP IV, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager

HS DIGITAL II, L.P. HS DIGITAL II F1, L.P.

By: HS Digital II GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET EUROPEAN CORE FUND SCSP SICAV-RAIF

By: HSRE European Core Fund GP, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager

HSREP IX CO-INVESTMENT 3-A, L.P.

By: HSREP GP IX Co-Investment 3, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

Signature Page to Application for Co-Investment Relief

HARRISON STREET DATA CENTER A, L.P.

By: Harrison Street Data Center A GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET US SA V CORE SUB, L.P. HARRISON STREET US SA V OPP FUND SUB, L.P. HARRISON STREET US SA V SEPARATE ACCOUNT SUB, L.P.

By: HSRE US SA GP V, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET US SA VIII, L.P.

By: HSRE US SA GP VIII, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET US SA IX, L.P.

By: HSRE US SA GP IX, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET US SA II, L.P.

By: HSRE US SA GP II, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET US SA IV, L.P.

By: HSRE US SA GP IV, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

Signature Page to Application for Co-Investment Relief

HSRE SMA I, SLP

By: HSRE SMA GP I, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager

HSRE SMA II, SLP

By: HSRE SMA GP II, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager

HARRISON STREET ADVISORS, LLC

By: Harrison Street Real Estate Capital, LLC, its sole member

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

HARRISON STREET ADVISORS CANADA INC.

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager

Signature Page to Application for Co-Investment Relief

ROCKWOOD CAPITAL, LLC

By:	/s/ David Becker
Name:	David Becker
Title:	Vice President

ROCKWOOD CAPITAL REAL ESTATE PARTNERS FUND XII, L.P.

By: Rockwood Capital Partners (XII), LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member

ROCKWOOD CAPITAL NON-U.S. REAL ESTATE PARTNERS FUND XII, L.P.

By: Rockwood Capital Partners (XII), LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member

ROCKWOOD RESIDENTIAL CREDIT PARTNERS, L.P.

By: Rockwood Residential Credit Partners GP, LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member

ROCKWOOD MULTIFAMILY PARTNERS, L.P.

By: Rockwood Multifamily Partners GP, LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Harrison Street Private Wealth LLC, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARRISON STREET PRIVATE WEALTH LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Harrison Street Real Assets Fund LLC, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARRISON STREET REAL ASSETS FUND LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Harrison Street Real Estate Fund LLC, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARRISON STREET REAL ESTATE FUND LLC

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Harrison Street Infrastructure Income Fund, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARRISON STREET INFRASTRUCTURE INCOME FUND

By:	/s/ William R. Fuhs, Jr.

Name:	William R. Fuhs, Jr.
Title:	President
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners LLC, that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS LLC

By:	/s/ David Greenblatt

Name:	David Greenblatt
Title:	Managing Partner
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners V GP Ltd, that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS V GP LTD

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners LLP, that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS LLP

By:	/s/ John Hanna

Name:	John Hanna
Title:	Partner
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners V A L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS V GP LTD, acting as general partner to and on behalf of BASALT INFRASTRUCTURE PARTNERS V A L.P.

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners V B L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS V GP LTD, acting as general partner to and on behalf of BASALT INFRASTRUCTURE PARTNERS V B L.P.

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners V C L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS V GP LTD, acting as general partner to and on behalf of BASALT INFRASTRUCTURE PARTNERS V C L.P.

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Basalt Infrastructure Partners V D L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

BASALT INFRASTRUCTURE PARTNERS V GP LTD, acting as general partner to and on behalf of BASALT INFRASTRUCTURE PARTNERS V D L.P.

By:	/s/ Chris McErlane

Name:	Chris McErlane
Title:	Director
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund A, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND A, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund C, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND C, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund D, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND D, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund E, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND E, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund F, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND F, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Core Property Fund B S.C.S., SICAV-RAIF, that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CORE PROPERTY FUND B S.C.S., SICAV-RAIF

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Infrastructure Fund, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET INFRASTRUCTURE FUND, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Infrastructure Fund A, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET INFRASTRUCTURE FUND A, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Infrastructure Fund B, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET INFRASTRUCTURE FUND B, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Infrastructure Fund T, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET INFRASTRUCTURE FUND T, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street SIF Co-Investment I, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET SIF CO-INVESTMENT I, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HS CH SIF Co-Investment I, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HS CH SIF CO-INVESTMENT I, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HS CH SIF Co-Investment IA, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HS CH SIF CO-INVESTMENT IA, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HS Renewable Energy Co-Investment I, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HS RENEWABLE ENERGY CO-INVESTMENT I, L.P.

By: Harrison Street Infrastructure GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Real Estate Partners X, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET REAL ESTATE PARTNERS X, L.P.

By: HSRE GP X, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP X Co-Investment, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP X CO-INVESTMENT, L.P.

By: HSRE GP X Co-Investment, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP IX F3, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP IX F3, L.P.

By: HSRE GP IX, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP IX Co-Investment 4, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP IX CO-INVESTMENT 4, L.P.

By: HSRE GP IX Co-Investment 4, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street CMA Best Ideas, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CMA BEST IDEAS, L.P.

By: HSRE CMA Best Ideas GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP X F2, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP X F2, L.P.

By: HSRE GP X, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP X Co-Investment 2, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP X CO-INVESTMENT 2, L.P.

By: HSRE GP X Co-Investment 2, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Canada Alternative Real Estate Trust, that the undersigned is a Manager of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE TRUST

By: Harrison Street Advisors Canada Inc., its Manager

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Canada Alternative Real Estate Fund L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET CANADA ALTERNATIVE REAL ESTATE FUND L.P.

By: HS Canada Alternative Cayman GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSCAREF Co-Investment I, LP, that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSCAREF CO-INVESTMENT I, LP

By: HS Canada Alternative Cayman GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSCAREF Co-Investment II, LP, that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSCAREF CO-INVESTMENT II, LP

By: HSCAREF Co-Investment II GP Inc., its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned state that the undersigned have duly executed the foregoing Application for and on behalf of Harrison Street European Property Partners IV, SLP RAIF, that the undersigned are a Class A Manager and Class B Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that the undersigned are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET EUROPEAN PROPERTY PARTNERS IV, SLP RAIF

By: HSRE European Property GP IV, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager
Date:	August 24, 2026

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned state that the undersigned have duly executed the foregoing Application for and on behalf of Harrison Street European Core Fund SCSp SICAV-RAIF, that the undersigned are a Class A Manager and Class B Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that the undersigned are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET EUROPEAN CORE FUND SCSP SICAV-RAIF

By: HSRE European Core Fund GP, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager
Date:	August 24, 2026

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HS Digital II, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HS DIGITAL II, L.P.

By: HS Digital II GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HS Digital II F1, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HS DIGITAL II F1, L.P.

By: HS Digital II GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSREP IX Co-Investment 3-A, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSREP IX CO-INVESTMENT 3-A, L.P.

By: HSREP GP IX Co-Investment 3, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Data Center A, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET DATA CENTER A, L.P.

By: Harrison Street Data Center A GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA V Core Sub, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA V CORE SUB, L.P.

By: HSRE US SA GP V, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA V Opp Fund Sub, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA V OPP FUND SUB, L.P.

By: HSRE US SA GP V, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA V Separate Account Sub, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA V SEPARATE ACCOUNT SUB, L.P.

By: HSRE US SA GP V, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA VIII, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA VIII, L.P.

By: HSRE US SA GP VIII, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA IX, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA IX, L.P.

By: HSRE US SA GP IX, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA II, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA II, L.P.

By: HSRE US SA GP II, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street US SA IV, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET US SA IV, L.P.

By: HSRE US SA GP IV, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned state that the undersigned have duly executed the foregoing Application for and on behalf of HSRE SMA I, SLP, that the undersigned are a Class A Manager and Class B Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that the undersigned are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSRE SMA I, SLP

By: HSRE SMA GP I, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager
Date:	August 24, 2026

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned state that the undersigned have duly executed the foregoing Application for and on behalf of HSRE SMA II, SLP, that the undersigned are a Class A Manager and Class B Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that the undersigned are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSRE SMA II, SLP

By: HSRE SMA GP II, S.à r.l., its General Partner

By:	/s/ Stephen M. Gordon
Name:	Stephen M. Gordon
Title:	Class A Manager
Date:	August 24, 2026

By:	/s/ William Fagan
Name:	William Fagan
Title:	Class B Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSRE OM Core Fund Co-Investment I, L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSRE OM CORE FUND CO-INVESTMENT I, L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of HSRE OM Core Fund Co-Investment II L.P., that the undersigned is a Manager of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HSRE OM CORE FUND CO-INVESTMENT II L.P.

By: HSRE Core Fund GP, LLC, its General Partner

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Advisors, LLC, that the undersigned is a Manager of the sole member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET ADVISORS, LLC

By: Harrison Street Real Estate Capital, LLC, its sole member

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Harrison Street Advisors Canada Inc., that the undersigned is a Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

HARRISON STREET ADVISORS CANADA INC.

By:	/s/ Christopher N. Merrill
Name:	Christopher N. Merrill
Title:	Manager
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Rockwood Capital, LLC, that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

ROCKWOOD CAPITAL, LLC

By:	/s/ David Becker

Name:	David Becker
Title:	Vice President
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Rockwood Capital Real Estate Partners Fund XII, L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

ROCKWOOD CAPITAL REAL ESTATE PARTNERS FUND XII, L.P.

By: Rockwood Capital Partners (XII), LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Rockwood Capital Non-U.S. Real Estate Partners Fund XII, L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

ROCKWOOD CAPITAL NON-U.S. REAL ESTATE PARTNERS FUND XII, L.P.

By: Rockwood Capital Partners (XII), LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Rockwood Residential Credit Partners, L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

ROCKWOOD RESIDENTIAL CREDIT PARTNERS, L.P.

By: Rockwood Residential Credit Partners GP, LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

VERIFICATION

The undersigned states that the undersigned has duly executed the foregoing Application for and on behalf of Rockwood Multifamily Partners, L.P., that the undersigned is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

ROCKWOOD MULTIFAMILY PARTNERS, L.P.

By: Rockwood Multifamily Partners GP, LLC,
Its general partner

By:	/s/ David Becker

Name:	David Becker
Title:	Managing Member
Date:	August 24, 2026

Signature Page to Application for Co-Investment Relief

Exhibit A

Resolutions of the Boards of Directors/Trustees of the Existing Regulated Funds

WHEREAS, the Boards of Directors/Trustees of each of the Real Estate Fund, Real Assets Fund, and Infrastructure Fund have considered and deem it advisable and in the best interests of each of the Real Estate Fund, Real Assets Fund, and Infrastructure Fund to file with the Securities and Exchange Commission a Co-Investment Exemptive Application (the “Exemptive Application”), a draft of which is included in the meeting materials, for an order of the Securities and Exchange Commission pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

NOW, THEREFORE, BE IT HEREBY:

RESOLVED, that the officers of each of the Real Estate Fund, Real Assets Fund, and Infrastructure Fund are hereby authorized to prepare, execute and cause to be filed with the Securities and Exchange Commission an Exemptive Application, substantially in the form included in the meeting materials with such changes as the Real Estate Fund, Real Assets Fund, and Infrastructure Fund officers or counsel may determine, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and be it

FURTHER RESOLVED, that the officers of each of the Real Estate Fund, Real Assets Fund, and Infrastructure Fund are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolutions.

SCHEDULE A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are advised by Advisers to Affiliated Funds:

BIP Existing Affiliated Funds

Basalt Infrastructure Partners V A L.P.

Basalt Infrastructure Partners V B L.P.

Basalt Infrastructure Partners V C L.P.

Basalt Infrastructure Partners V D L.P.

HS Existing Affiliated Funds

Harrison Street Core Property Fund, L.P.

Harrison Street Core Property Fund A, L.P.

HARRISON STREET CORE PROPERTY FUND C, L.P.

Harrison Street Core Property Fund D, L.P.

Harrison Street Core Property Fund E, L.P.

Harrison Street Core Property Fund F, L.P.

Harrison Street Core Property Fund B S.C.S., SICAV-RAIF

Harrison Street Infrastructure Fund, L.P.

Harrison Street Infrastructure Fund A, L.P.

Harrison Street Infrastructure Fund B, L.P.

Harrison Street Infrastructure Fund T, L.P.

Harrison Street SIF Co-Investment I, L.P.

HS CH SIF Co-Investment I, L.P.

HS CH SIF Co-Investment IA, L.P.

HS Renewable Energy Co-Investment I, L.P.

Harrison Street Real Estate Partners X, L.P.

HSREP X Co-Investment, L.P.

HSREP IX F3, L.P.

HSREP IX Co-Investment 4, L.P.

Harrison Street CMA Best Ideas, L.P.

HSREP X F2, L.P.

HSREP X Co-Investment 2, L.P.

Harrison Street Canada Alternative Real Estate Trust

Harrison Street Canada Alternative Real Estate Fund L.P.

HSCAREF Co-Investment I, LP

HSCAREF Co-Investment II, LP

Harrison Street European Property Partners IV, SLP RAIF

Harrison Street European Core Fund SCSp SICAV-RAIF

HS Digital II, L.P.

HS DIGITAL II F1, L.P.

HSREP IX Co-Investment 3-A, L.P.

Harrison Street Data Center A, L.P.

Harrison Street US SA V Core Sub, L.P.

Harrison Street US SA V Opp Fund Sub, L.P.

Harrison Street US SA V Separate Account Sub, L.P.

Harrison Street US SA VIII, L.P.

Harrison Street US SA IX, L.P.

Harrison Street US SA II, L.P.

Harrison Street US SA IV, L.P.

HSRE SMA I, SLP

HSRE SMA II, SLP

HSRE OM Core Fund Co-Investment I, L.P.

HSRE OM Core Fund Co-Investment II L.P.

RW Existing Affiliated Funds

Rockwood Capital Real Estate Partners Fund XII, L.P.

Rockwood Capital Non-U.S. Real Estate Partners Fund XII, L.P.

Rockwood Residential Credit Partners, L.P.

Rockwood Multifamily Partners, L.P.

SCHEDULE B

Existing Affiliated Entity

Basalt Infrastructure Partners V GP Ltd